Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross partners with Project C.U.R.E. to deliver $7 million in donated medical supplies to Mauritania and Ghana

Toronto, Ontario, June 9, 2015 – Kinross Gold Corporation (TSX:K; NYSE:KGC) announced today a new partnership with Project C.U.R.E. to deliver US$7 million in donated medical supplies to Mauritania and Ghana over the next three years.

Project C.U.R.E. is a U.S.-based, not-for-profit organization that provides donated medical supplies from hospitals and clinics around the U.S. to countries in need. Under the partnership, a total of 15 ocean-going cargo containers filled with supplies, including X-ray machines, autoclaves, wheelchairs and operating tables, will be delivered. The partnership also includes support for Project C.U.R.E.’s specialized program in maternal and neonatal care, Helping Babies Breathe, which provides training to local health practitioners and provides basic equipment, such as neonatal resuscitation tools.

Kinross will provide a grant of US$167,000 per year for three years to fund the logistics surrounding the procurement and transport of the donated medical supplies, training costs for the Helping Babies Breathe program, and to support the monitoring and evaluation of the donation’s impact on improving capacity, affordability, accessibility and quality of care at the recipient healthcare facilities.

The donated supplies have already begun arriving, with the first cargo container delivered to Mauritania in May. The supplies are destined for clinics on the border of Mali, where the need is particularly acute. Kinross operates the Tasiast mine in Mauritania and the Chirano mine in Ghana.

Kinross began working with Project C.U.R.E. in 2012, and over a two-year period has sponsored five cargo containers filled with medical supplies worth US$2.5 million that were distributed to three regional hospitals and ten health centres across Mauritania. In 2014, the program was extended to Ghana and expanded to include the Helping Babies Breathe program.

“Supporting healthcare initiatives is a priority for Kinross and we are pleased to continue what has been a productive partnership with Project C.U.R.E.,” said James Crossland, Executive Vice-President, Corporate Affairs. “The delivery of much-needed medical supplies creates a significant and positive local impact, improving access and quality of care in communities that need it most.”

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Andrea Mandel-Campbell
Vice-President, Corporate Communications
phone: 647-788-4179
andrea.mandel-campbell@kinross.com

 www.kinross.com